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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

                             TENDER OFFER STATEMENT
  UNDER TO SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)
                                      and
                        AMENDMENT NO. 1 TO SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   -----------

                              REXALL SUNDOWN, INC.
                            (NAME OF SUBJECT COMPANY)

                            NUTRICIA INVESTMENT CORP.
                             NUTRICIA FLORIDA, L.P.
                             NUTRICIA FLORIDA, INC.
                           NUTRICIA INTERNATIONAL B.V.
                             KONINKLIJKE NUMICO N.V.
                                 (ROYAL NUMICO)
                            (NAMES OF FILING PERSONS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    761648104

                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JULITTE VAN DER VEN
                            NUTRICIA INVESTMENT CORP.
                              C/O GUY SNYDER, ESQ.
                        VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                            222 NORTH LASALLE STREET
                             CHICAGO, ILLINOIS 60601
                            TELEPHONE: (312) 609-7500

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

                               GUY E. SNYDER, ESQ.
                              STEVEN J. GRAY, ESQ.
                        VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                            222 NORTH LASALLE STREET
                             CHICAGO, ILLINOIS 60601
                                 (312) 609-7500

                                  -------------


/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


              Amount Previously Paid:      N/A            Filing Party:      N/A

              Form or Registration No.:    N/A            Date Filed:        N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:
/X/   third-party tender offer subject to Rule 14d-1.
/ /   issuer tender offer subject to Rule 13e-4.
/ /   going-private transaction subject to Rule 13e-3.
/X/   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

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

                                SCHEDULE 13D INFORMATION
------------------------------------------------------------------------------
 CUSIP No. 761648104
------------------------------------------------------------------------------
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Nutricia Investment Corp.
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

            AF
------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT / / TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Florida
------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                                  62,657,416
                        ------------------------------------------------------
                        8   SHARED VOTING POWER

   NUMBER OF SHARES               0
  BENEFICIALLY OWNED    ------------------------------------------------------
   BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
     PERSON WITH
                                  62,657,416
                        ------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                                  0
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -----------------------------------------------------------------------
            62,657,416
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      / /
       SHARES*
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            96.36%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

            CO
------------------------------------------------------------------------------


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D INFORMATION
------------------------------------------------------------------------------
 CUSIP No. 761648104
------------------------------------------------------------------------------
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Nutricia Florida, L.P.
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

            AF
------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT / / TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                                  62,657,416
                        ------------------------------------------------------
                        8   SHARED VOTING POWER

   NUMBER OF SHARES               0
  BENEFICIALLY OWNED    ------------------------------------------------------
   BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON WITH
                                  62,657,416
                        ------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                                  0
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -----------------------------------------------------------------------
            62,657,416
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      / /
       SHARES*
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            96.36%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

            PN
------------------------------------------------------------------------------


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D INFORMATION
------------------------------------------------------------------------------
 CUSIP No. 761648104
------------------------------------------------------------------------------
------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Nutricia Florida, Inc.
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /
------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

            AF
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                                62,657,416
                       -------------------------------------------------------
                       8   SHARED VOTING POWER

  NUMBER OF SHARES              0
 BENEFICIALLY OWNED    -------------------------------------------------------
 BY EACH REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON WITH
                                62,657,416
                       -------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                                0
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -----------------------------------------------------------------------
            62,657,416
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      / /
       SHARES*
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            96.36%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

            CO
------------------------------------------------------------------------------


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D INFORMATION
------------------------------------------------------------------------------
 CUSIP No. 761648104
------------------------------------------------------------------------------
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Nutricia International B.V.
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

            AF
------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT / / TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

            The Netherlands
------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                                  62,657,416
                        ------------------------------------------------------
                        8   SHARED VOTING POWER

   NUMBER OF SHARES               0
  BENEFICIALLY OWNED    ------------------------------------------------------
   BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON WITH
                                  62,657,416
                        ------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                                  0
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -----------------------------------------------------------------------
            62,657,416
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      / /
       SHARES*
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            96.36%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

            OO
------------------------------------------------------------------------------


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D INFORMATION
------------------------------------------------------------------------------
 CUSIP No. 761648104
------------------------------------------------------------------------------
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Koninklijke Numico N.V. (Royal Numico)
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

            BK
------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

            The Netherlands
------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                                  62,657,416
                        ------------------------------------------------------
                        8   SHARED VOTING POWER

   NUMBER OF SHARES               0
  BENEFICIALLY OWNED    ------------------------------------------------------
   BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON WITH
                                  62,657,416
                        ------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                                  0
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -----------------------------------------------------------------------
            62,657,416
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      / /
       SHARES*
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            96.36%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

            OO
------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILING OUT!

         This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as amended ("Schedule TO") filed May 5, 2000 relating to the offer by Nutricia Investment Corp. (the "Purchaser"), a Florida corporation and an indirect wholly owned subsidiary of Koninklijke Numico ("Numico"), a company incorporated under the laws of the Netherlands, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, (the "Common Stock") of Rexall Sundown, Inc. (the "Company"), at a price of $24.00 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

         This Amendment also constitutes Amendment No. 1 to the Schedule 13D of Numico, Purchaser, Nutricia, LP, Nutricia, Inc. and Nutricia International originally filed on May 10, 2000.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Item 6 is hereby amended and supplemented by adding the following:

         As soon as practicable, Purchaser (i) intends to apply to the Nasdaq National Market for the Shares to be delisted from the Nasdaq National Market and (ii) will take measures to cause the termination of the registration of the Shares under the Exchange Act. The Purchaser will acquire the remaining Shares pursuant to the Merger.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Section 13 of the Offer to Purchase is hereby amended and supplemented by adding at the end thereof the following:

         On June 2, 2000, Numico entered into a definitive agreement with the respective arrangers and underwriters for each of the Bridge Facility and the Long Term Facility. These agreements, which are incorporated herein by reference and copies of which have been filed with the SEC as exhibits to Schedule TO, reflect the general terms and conditions outlined in the commitment letters discussed above.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 8 is hereby amended and supplemented by adding the following:

         The Offer expired as scheduled at 12:00 midnight, New York City time, on Friday, June 2, 2000. Pursuant to the Offer and based upon the report from the Depositary at the time the Offer expired, the Purchaser has accepted for payment, and will promptly pay for, approximately 62,657,416 Shares which were validly tendered and not withdrawn, which represents approximately 96.36% of the issued and outstanding Shares. The Shares tendered include 1,239,166 Shares tendered pursuant to Notices of Guaranteed Delivery.

         Subject to satisfaction of the requirements of the Florida Business Corporation Act ("FBCA"), at the relevant time Numico intends to cause the Purchaser to merge with and into the Company, resulting in the Company becoming an indirect wholly owned subsidiary of Numico. In the merger, each outstanding Share (except for Shares owned by Numico, the Company or any of their respective subsidiaries or held by stockholders exercising dissenters' rights under the FBCA) will be converted into the right to receive $24.00 per Share in cash and without interest.

ITEM 11.  ADDITIONAL INFORMATION.

         Item 11 is hereby amended and supplemented by adding the following:

         On June 5, 2000, Numico issued a press release announcing that the Offer had expired at 12:00 midnight, New York City time, on Friday, June 2, 2000. A copy of the press release is attached hereto as Exhibit (a)(13) and is incorporated herein by reference.

ITEM 12.     MATERIAL TO BE FILED AS EXHIBITS

         Item 12 is hereby amended and supplemented to add the following:

(a)(13) Press Release, dated June 5, 2000, announcing the expiration of the Offer.

(b)(3) Bridge Facility Agreement, dated June 2, 2000, relating to the EUR 1,050,000,000 short term bridge facility.

(b)(4) Multicurrency Credit Agreement, dated June 2, 2000, relating to the EUR 1,000,000,000 and US $1,450,000,000 credit facility.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 2000

                             KONINKLIJKE NUMICO N.V.

                             By:   /s/ Johannes C.T. van der Wielen
                                   ---------------------------------------------
                                   Name:  Johannes C.T. van der Wielen
                                   Title:  President and Chief Executive Officer

                             NUTRICIA INVESTMENT CORP.

                             By:   /s/ Julitte van der Ven
                                   ---------------------------------------------
                                   Name:  Julitte van der Ven
                                   Title:  President

                             NUTRICIA FLORIDA, L.P.

                             By:  Nutricia Florida, Inc., its general partner

                             By:   /s/ Julitte van der Ven
                                   ---------------------------------------------
                                   Name:  Julitte van der Ven
                                   Title:  President

                             NUTRICIA FLORIDA, INC.

                             By:   /s/ Julitte van der Ven
                                   ---------------------------------------------
                                   Name:  Julitte van der Ven
                                   Title:  President

                             NUTRICIA INTERNATIONAL B.V.

                             By:   /s/ Johannes C.T. van der Wielen
                                   ---------------------------------------------
                                   Name:  Johannes C.T. van der Wielen
                                   Title:  President and Chief Executive Officer

                                 EXHIBIT INDEX


Exhibit
Number     Description
------     -----------
(a)(13)    Press Release, dated June 5, 2000, announcing the expiration of the Offer.

(b)(3)     Bridge Facility Agreement, dated June 2, 2000, relating to the EUR 1,050,000,000 short term bridge facility.

(b)(4)     Multicurrency Credit Facility, dated June 2, 2000, relating to the EUR 1,000,000,000 and the
           US $1,450,000,000 credit facility.